Via Facsimile and U.S. Mail
Mail Stop 4720

March 4, 2010

Robert E. Hoffman
V.P., Finance and Chief Financial Officer
Arena Pharmaceuticals, Inc.
6166 Nancy Ridge Drive.
San Diego, CA 92121

Re: Arena Pharmaceuticals, Inc.
        Form 10-K for the Fiscal Year Ended December 31, 2008
        Form 10-K/A for the Fiscal Year Ended December 31, 2008
        File Number: 000-31161

Dear Mr. Hoffman,

        We have completed our review of your Form 10-K and related filings have no
further comments at this time.

                                        Sincerely,

                                        Gus Rodriguez
                                        Accounting Branch Chief